Filed under Rule 433
File No. 333-131159

$2,000,000,000 7.625% Senior Notes due November 30, 2012
Final Term Sheet

Issuer:	CIT Group Inc.

Principal Amount:	$2,000,000,000

Type:	SEC Registered Medium-Term Note – Registration Statement No. 333-131159

Issue Price:	98.983%

Underwriters’ Commission:	0.35%

Proceeds to Issuer:	$1,972,660,000

Pricing Date:	November 27, 2007

Settlement Date:	November 30, 2007

Maturity Date:	November 30, 2012

Interest Rate:	7.625%

Spread to Treasury:	4.492%

Benchmark Treasury:	3 7/8% due October 31, 2012

Benchmark Yield:	3.383%

Specified Currency:	U.S. Dollars ($)

Interest Payment Dates:	Interest will be paid on the Maturity Date and semiannually on May 30 and November 30 of each year, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

First Payment Date:	May 30, 2008.

Accrual of Interest:	Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Minimum Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000.

Exchange Listing:	None.

Change of Control Repurchase Event:

If a Change of Control Triggering Event (as defined below) occurs, holders of Notes will have the right, at their option, to require us to repurchase all or any part (in denominations of $2,000 original principal amount and integral multiples of $1,000 in excess thereof) of their Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the Notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Notes and described in such notice. We must comply with the requirements of Rule 13e-4 and Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Notes by virtue of such conflicts and compliance with law.

On or before the Change of Control Payment Date (but in no event more than two business days prior to such date), we will be required, to the extent lawful, to accept for payment all Notes properly tendered pursuant to the Change of Control Offer; and

  deliver to the trustee an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased.

Prior to 11:00 a.m., New York City time, on the Change of Control Payment Date, we will be required to deposit with the paying agent an amount of cash equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered. If on the Change of Control Payment Date the paying agent holds money sufficient to pay the repurchase price of the Notes that holders have elected to require us to repurchase in accordance with the Notes, then, on the Change of Control Payment Date, those Notes will cease to be outstanding, interest will cease to accrue and all other rights of the holders of those Notes will terminate, other than the right to receive the repurchase price upon delivery or book-entry transfer of the Notes. This will be the case whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the paying agent.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and the properties and assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer, including payment of the Change of Control Payment for Notes to be repurchased, made by us and the third party repurchases all Notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default (as defined in the indenture), other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means that the ratings on the Notes are downgraded to below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date not later than the end of the 60-day period following public notice of the occurrence of the Change of Control (provided that, if at the end of such 60-day period, the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies, such 60-day period shall be extended for so long as such publicly announced consideration by such Rating Agency continues); provided, however, that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our or its request that the reduction was the result, in whole or in substantial part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Below Investment Grade Rating Event).

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Notes when any of the following has occurred:

     (1)           a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act files a Schedule 13D, Schedule TO or any successor schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our then outstanding common stock entitled to vote generally in the election of directors; or

     (2)           the replacement of a majority of our Board of Directors over any one-year period from the directors who constituted our Board of Directors at the beginning of such period, and such replacement directors shall not have been approved by a vote of at least a majority of our Directors who were either Directors at the beginning of such period or whose election, appointment or nomination for election as a Director was previously approved by a majority of Directors who constituted our Board of Directors at the time of such election, appointment or nomination for election; or

     (3)           a consolidation or merger with, binding share exchange involving, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to, another person, other than:

  any transaction:
(i)	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock; or

(ii)	that occurs in the ordinary course of our business and is primarily related to our financing requirements, securitizations or whole loan sales; or

(iii)

pursuant to which holders of our voting stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of common stock entitled to vote generally in elections of directors of the continuing or surviving or successor entity or a direct or indirect parent of such continuing, surviving or successor entity immediately after giving effect to such issuance; or

  any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of our common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving entity; or

  any consolidation, merger, conveyance, transfer, sale, lease or other disposition with or into any of our subsidiaries, so long as such merger, consolidation, conveyance, transfer, sale, lease or other disposition is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with, or conveying, transferring, selling, leasing or disposing all or substantially all our properties and assets to, any other person.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Services, Inc.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

The term “person” includes any syndicate or group that would be deemed to be a “person” for purposes of Section 13(d) of the Exchange Act.

The change of control feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.

Other Provisions:	“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Citigroup Global Markets Inc. or Lehman Brothers Inc. will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Lehman Brothers Inc. toll-free at 1-888-603-5847.